Filed Pursuant to Rule 424(b)(3)
File No. 333-125546

SUPPLEMENT NO. 18 DATED MAY 16, 2007

TO PROSPECTUS DATED MARCH 3, 2006

APPLE REIT SEVEN, INC.

The following information supplements the prospectus of Apple REIT Seven, Inc. dated March 3, 2006 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 7 (which is cumulative and replaces all prior Supplements), Supplement No. 17 (which replaces all prior Supplements other than Supplement No. 7), and this Supplement No. 18.

Status of the Offering	S – 3
Recent Developments	S – 3
Acquisitions and Related Matters	S – 4
Summary of Contracts	S – 6
Additional Properties	S – 8
Selected Financial Data	S – 10
Management’s Discussion and Analysis of Financial Condition and Results of Operations	S – 11
Index to Financial Statements	F – 1

The prospectus, and each supplement, contains forward-looking statements. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “TownePlace Suites,” “Springhill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Seven, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn & Suites,” “Homewood Suites,” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Seven, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on March 15, 2006. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of April 24, 2007, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	47,352,094	520,873,040	468,785,736

Total	52,113,999	$570,873,040	$513,785,736

RECENT DEVELOPMENTS

Recent Purchases

On May 8, 2007, one of our wholly-owned subsidiaries closed on the purchase of a hotel in Agoura Hills, California. The gross purchase price for this hotel, which contains 125 guest rooms, was $25,250,000. This hotel is part of a group of 11 hotels that we contracted to purchase from selling entities related to each other through common ownership. Purchase contracts currently remain in effect for three other hotels in this group, although a number of required conditions to closing remain unsatisfied. As a result, there can be no assurance at this time that any other closings will occur with respect to the three remaining hotels. Further information about this recently purchased hotel is provided in other sections below.

On May 16, 2007, one of our wholly-owned subsidiaries closed on the purchase of the entity that holds a hotel in Dothan, Alabama. The gross purchase price for this hotel, which contains 63 guest rooms, was $4,584,044. This is the final hotel in a group of four hotels originally covered by separate and related purchase agreements. This hotel continues to serve as collateral for an existing loan, and the entity we purchased continues to serve as the borrower under the loan. Further information about this recently purchased hotel is provided in other sections below.

On May 15, 2007, one of our wholly-owned subsidiaries closed on the purchase of a hotel in Memphis, Tennessee. The gross purchase price for this hotel, which contains 140 guest rooms, was $11,100,000. Further information about this recently purchased hotel is provided in other sections below.

Recent Purchase Contract

On May 4, 2007, one of our wholly-owned subsidiaries entered into a purchase contract for the potential purchase of a hotel in Alexandria, Virginia with 176 guest rooms. An initial deposit of $250,000 was required under the purchase contract. The gross purchase price for this hotel will be $36,500,000, plus costs associated with terminating certain contracts of the seller. These costs are not anticipated to exceed $700,000. The purchase contract has certain unsatisfied conditions to closing, and there can be no assurance at this time that our contracting subsidiary will purchase this hotel.

Source of Payments

The aggregate gross purchase price for our recent purchases, which resulted in our ownership of three additional hotels, was funded by the proceeds from our ongoing offering of units (after accounting for any assumed debt). We also used such proceeds to pay the contract deposit amount mentioned above and to pay $818,681, representing 2% of the aggregate gross purchase price for our recent purchases, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

As a result of our recent purchases, we currently own a total of 31 hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Acquisitions

Our hotels have been leased to our wholly-owned subsidiaries, as the lessees, under separate hotel lease agreements. For simplicity, these lessees will be referred to below as the “lessees.”

Each hotel is managed under a separate management agreement between the applicable lessee and the manager. For simplicity, the manager will be referred to below as the “manager.”

The hotel lease agreements and management agreements are among the contracts described in the next section. The table below specifies the franchise, hotel owner, lessee and manager for the hotels purchased since April 26, 2007, which is the date of Supplement No. 17 (our last active Supplement):

Hotel	Franchise (a)	Hotel Owner/Lessor	Lessee	Manager (b)

Agoura Hills, California	Homewood Suites	Apple Seven Hospitality Ownership, Inc.	Apple Seven Hospitality Management, Inc.	Dimension Development Company, Inc.

Dothan, Alabama	Fairfield Inn	Blumberg-Dothan Motel, L.L.C.	Apple Seven Services Southeast, L.P.	LBAM-Investor Group, L.L.C.

Memphis, Tennessee	Homewood Suites	Apple Seven Hospitality Ownership, Inc.	Apple Seven Hospitality Management, Inc.	Promus Hotels, Inc.

Notes for Table:

(a)	All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.
(b)	Each hotel was purchased from an affiliate of the indicated manager.

We have no material relationship or affiliation with the sellers or the managers, except for the relationship resulting from our purchase, our management agreements for the hotels we own, the pending purchase contracts and any related documents.

The hotel in Dothan, Alabama continues to serve as collateral for an existing loan. The owner of the hotel, which we recently acquired, continues to serve as the borrower for the loan. This loan has a non-recourse structure, which means that the lender generally must rely on the property, rather than the borrower, as the lender’s source of repayment in any collection action. There are exceptions to the non-recourse structure in certain situations, such as misappropriation of funds and environmental liabilities. In these situations, the lender is permitted to seek repayment from the indemnitor or guarantor of the loan, which is another one of our wholly-owned subsidiaries.

The outstanding principal balance for the loan secured by the hotel in Dothan, Alabama is approximately $1,674,000. The annual interest rate is 7.35% and the maturity date is scheduled to occur in March 2008. Payments of principal and interest are due monthly on an amortized basis.

SUMMARY OF CONTRACTS

Hotel Lease Agreements

Each of our hotels is covered by a separate hotel lease agreement between the owner (one of our wholly-owned subsidiaries) and the applicable lessee (another one of our wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. Each lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Shown below are the annual base rents and lease commencement dates for the hotels purchased since April 26, 2007, which is the date of Supplement No. 17 (our last active Supplement):

Hotel	Franchise	Annual Base Rent	Date of Lease Commencement
Agoura Hills, California	Homewood Suites	$1,530,864	May 8, 2007
Dothan, Alabama	Fairfield Inn	412,940	May 16, 2007
Memphis, Tennessee	Homewood Suites	1,143,367	May 15, 2007

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each of our hotels is being managed by the manager under a separate management agreement between the manager and the applicable lessee (which is one of our wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotels and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

Franchise Agreements

For the hotel in Dothan, Alabama, which is franchised by Marriott International, Inc. or one of its affiliates, there is a relicensing franchise agreement between the applicable lessee (as specified in a previous section) and Marriott International, Inc. or an affiliate. The relicensing franchise agreement provides for the payment of royalty fees and marketing contributions to the franchisor. A percentage of gross room revenues is used to determine these payments. In addition, we have caused Apple Seven Hospitality, Inc. or another one of our subsidiaries to provide a separate guaranty of the payment and performance of the applicable lessee under the relicensing franchise agreement.

For the hotels franchised by Hilton Hotels Corporation or one of its affiliates, there is a franchise license agreement between the applicable lessee and Hilton Hotels Corporation or an affiliate. Each franchise license agreement provides for the payment of royalty fees and program fees to the franchisor. A percentage of gross room revenues is used to determine these payments. Apple Seven Hospitality, Inc., or another one of our subsidiaries, has guaranteed the payment and performance of the lessee under the applicable franchise license agreement.

The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate. These agreements may be terminated for various reasons, including failure by the applicable lessee to operate in accordance with the standards, procedures and requirements established by the franchisor.

Owner Agreements

For the hotel covered by a relicensing franchise agreement, there is a separate owner agreement between the franchisor, owner and lessee. The owner agreement generally provides that the applicable owner (our wholly-owned subsidiary) will (a) be bound by certain restrictions in the relicensing franchise agreement for the hotel; and (b) perform the obligations of the applicable lessee (which is another one of our wholly-owned subsidiaries) in the event of its default under such agreement.

(Remainder of Page is Intentionally Blank)

ADDITIONAL PROPERTIES

Our hotels offer guest rooms and suites, together with related amenities, that are consistent with their operations. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, the hotels are adequately covered by insurance. The following tables present further information about the hotels purchased since April 26, 2007, which is the date of Supplement No. 17 (our last active Supplement):

Table 1. General Information

Hotel	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)
Agoura Hills, California	Homewood Suites	125	$25,250,000	$179-199	$20,864,300
Dothan, Alabama	Fairfield Inn	63	4,584,044	79-89	3,607,544
Memphis, Tennessee	Homewood Suites	140	11,100,000	158-189	9,435,000

	Total	328	$40,934,044

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers.
(b)	The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the personal property component of each hotel.

Table 2. Operating Information (a)

PART A

		Avg. Daily Occupancy Rates (%)
Hotel	Franchise	2002	2003	2004	2005	2006
Agoura Hills, California	Homewood Suites	—	—	—	—	—
Dothan, Alabama	Fairfield Inn	78%	84%	84%	79%	79%
Memphis, Tennessee	Homewood Suites	73%	66%	66%	72%	73%

PART B
		Revenue per Available Room/Suite ($)
Hotel	Franchise	2002	2003	2004	2005	2006
Agoura Hills, California	Homewood Suites	—	—	—	—	—
Dothan, Alabama	Fairfield Inn	$43	$51	$53	$53	$55
Memphis, Tennessee	Homewood Suites	68	63	65	70	76

Note for Table 2:

(a)	Operating information is presented for the last five years, if applicable.

Table 3. Tax and Related Information

Hotel	Franchise	Tax Year (a)		Real Property Tax Rate (c)	Real Property Tax
Agoura Hills, California	Homewood Suites	2007	(b)	1.0906%	$88,783	(d)
Dothan, Alabama	Fairfield Inn	2006		0.6000%	11,433
Memphis, Tennessee	Homewood Suites	2006		7.4732%	206,667

Notes for Table 3:

(a)	Represents calendar year, unless otherwise indicated.
(b)	Represents 12-month period from July 1 through June 30.
(c)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).
(d)	The hotel was under construction during the specified tax year, and the real property tax shown is not necessarily indicative of property taxes expected for the hotel in the future.

SELECTED FINANCIAL DATA

(in thousands except per share and statistical data)	Three Months Ended March 31, 2007	Year Ended December 31, 2006	For the period May 26, 2005 (initial capitalization) through December 31, 2005
Revenues:
Room revenue	$20,804	$18,800	$—
Other revenue	1,651	1,545	—

Total revenue	22,455	20,345	—

Expenses:
Hotel expenses	12,215	12,229	—
Taxes, insurance and other	1,568	1,472	—
General and administrative	675	1,988	40
Depreciation	2,758	3,073	—
Interest (income) expense, net	436	(1,855)	13

Total expenses	17,652	16,907	53

Net income (loss)	$4,803	$3,438	$(53)

Per Share
Earnings (loss) per common share (a)	$0.12	$0.23	$(5,251.30)
Distributions paid to common shareholders	$0.22	$0.66	$—
Weighted-average common shares outstanding—basic and diluted (a)	40,848	15,152	—

Balance Sheet Data
Cash and cash equivalents	$48,558	$44,604	$50
Investment in hotels, net	$449,975	$347,092	$—
Total assets	$519,539	$409,886	$523
Notes payable-secured	$57,086	$49,292	$400
Shareholders’ equity	$458,067	$354,122	$(29)

Other Data
Cash flow from:
Operating activities	$4,419	$5,158	$(11)
Investing activities	$(81,045)	$(328,324)	$—
Financing activities	$80,580	$367,720	$37
Number of hotels owned at end of period	24	18	—

(a)	The Company had 10 common shares outstanding during the period from May 26, 2005 (initial capitalization) through December 31, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(for the three months ended March 31, 2007)

Overview

Apple REIT Seven, Inc. together with its wholly owned subsidiaries (the “Company”) is a Virginia corporation that intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. The Company, which owned 24 hotel properties as of March 31, 2007 and has a limited operating history, was formed to invest in hotels, residential apartment communities and other selected real estate. Initial capitalization occurred on May 26, 2005, when 10 Units (each Unit consisting of one common share and one Series A preferred share) were purchased by Apple Seven Advisors, Inc. and 240,000 shares of Series B convertible preferred shares were purchased by Mr. Glade M. Knight, the Company’s Chairman, Chief Executive Officer and President. The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.

Although hotel performance can be influenced by many factors including local competition, local and general economic conditions in the United States and the performance of individual managers assigned to each hotel, performance of the hotels, in general, has met the Company’s expectations for the period owned. In evaluating financial condition and operating performance, the most important matters on which the Company focuses are revenue measurements, such as average occupancy, average daily rate and revenue per available room, and expenses, such as hotel operating expenses, general and administrative and other expenses described below. The following is a summary of results for the three months ended March 31, 2007.

(in thousands except statistical data)	Three months ended March 31, 2007	Percent of Revenue

Total revenues	$22,455	100%
Hotel direct expenses	12,215	54%
Taxes, insurance and other expense	1,568	7%
General and administrative expense	675	3%

Depreciation	2,758
Interest income	425
Interest expense	861
Number of hotels	24
Average Daily Rate (ADR)	$122
Occupancy	73%
RevPAR	$89

Hotels Owned

The following table summarizes the location, brand, manager, date acquired, number of rooms and gross purchase price for each of the 24 hotels the Company owned at March 31, 2007:

Location	Brand	Manager	Gross Purchase Price (000’s)	Rooms	Date of Purchase
Houston, TX	Residence Inn	Western	$13,600	129	04/27/06
San Diego, CA	Hilton Garden Inn	Inn Ventures	34,500	200	05/09/06
Brownsville, TX	Courtyard	Western	8,550	90	06/19/06
Stafford, TX	Homewood Suites	Western	7,800	78	08/15/06
Montgomery, AL	Homewood Suites	LBA	10,660	91	08/17/06
Montgomery, AL	Hilton Garden Inn	LBA	10,385	97	08/17/06
Troy, AL	Hampton Inn	LBA	6,130	82	08/17/06
Auburn, AL	Hilton Garden Inn	LBA	10,185	101	08/17/06
Huntsville, AL	Hilton Garden Inn	LBA	10,285	101	08/17/06
Seattle, WA	Residence Inn	Inn Ventures	56,173	234	09/01/06
Sarasota, FL	Homewood Suites	Promus Hotels	13,800	100	09/15/06
Hattiesburg, MS	Courtyard	LBA	9,455	84	10/05/06
Huntsville, AL	Homewood Suites	LBA	11,606	107	10/27/06
Omaha, NE	Courtyard	Marriott	23,100	181	11/04/06
Cincinnati, OH	Homewood Suites	White	7,100	76	12/01/06
Rancho Bernardo, CA	Courtyard	Dimension	36,000	210	12/12/06
New Orleans, LA	Homewood Suites	Dimension	43,000	166	12/15/06
Ronkonkoma, NY	Hilton Garden Inn	White	27,000	164	12/15/06
Tupelo, MS	Hampton Inn	LBA	5,245	96	01/23/07
Miami, FL	Homewood Suites	Dimension	24,300	159	02/21/07
Highlands Ranch, CO	Residence Inn	Dimension	19,000	117	02/22/07
Cranford, NJ	Homewood Suites	Dimension	13,500	108	03/07/07
Mahwah, NJ	Homewood Suites	Dimension	19,500	110	03/07/07
Highlands Ranch, CO	Hilton Garden Inn	Dimension	20,500	128	03/09/07

			$441,374	3,009

The total gross purchase price for all 24 hotels of $441.4 million was funded primarily by the Company’s ongoing best efforts offering of Units. The Company also assumed existing mortgage loans on five of the hotel properties purchased. The Company leases all of its hotels to its wholly-owned taxable REIT subsidiary (or a subsidiary thereof) under hotel lease agreements. The Company also used the proceeds of its offering to pay $8.8 million, representing 2% of the gross purchase price for these hotels, as a commission to Apple Suites Realty Group, Inc. (“ASRG”), 100% owned by Glade M. Knight, the Company’s Chairman and Chief Executive Officer.

Of the Company’s 24 hotels owned at March 31, 2007, six were purchased during the first quarter of 2007. The total gross purchase price for these six hotels, with a total of 718 rooms, was $102.0 million.

Results of Operations

During the period from the Company’s initial formation on May 26, 2005 to April 26, 2006, the company owned no properties, had no revenue exclusive of interest income, and was primarily engaged in capital formation activities. Operations commenced on April 27, 2006 with the Company’s first property acquisition. A comparison of operations for the three month period ended March 31, 2007 to prior year results is therefore not meaningful. In general, the performance of the Company’s hotels during their initial period of ownership has met expectations. Hotel performance is impacted by many factors including local hotel competition, and local and national economic conditions in the United States. As a result of these factors, there can be no assurance that the Company’s operating performance will continue to meet expectations.

Revenues

The Company’s principal source of revenue is hotel room revenue and related other revenue related to hotel operations. Hotel operations included in the consolidated statement of operations are for the Company’s 24 hotels acquired through March 31, 2007, for the respective period of ownership for each property. For the three month period ended March 31, 2007, the Company had total revenue of $22.5 million. For this three month period the hotels achieved combined average occupancy of approximately 73%, average daily rate (“ADR”) of $122 and revenue per available room (“RevPAR”) of $89. These rates are comparable with industry and brand averages, given the Company’s portfolio of hotel properties at March 31, 2007. ADR, or average daily rate, is calculated as room revenue divided by the number of rooms sold, and RevPAR, or revenue per available room, is calculated as ADR multiplied by the occupancy percentage.

Expenses

For the three month period ended March 31, 2007, hotel direct expenses of the Company’s hotels totaled $12.2 million. As a percentage of total revenue, hotel direct expenses were 54% of total revenue for the three month period ended March 31, 2007. Hotel direct expenses consist of operating expense, hotel administrative expense, sales and marketing expense, utilities expense, repair and maintenance expense, franchise fees and management fees.

Taxes, insurance, and other expense for the three months ended March 31, 2007 totaled $1.6 million, representing 7% of total revenue for the period. General and administrative expense for the three months ended March 31, 2007 totaled $675 thousand. For the first quarter of 2007, general and administrative expenses represented 3% of total revenues.

Depreciation expense was $2.8 million for the first quarter of 2007. This amount represents depreciation expense of the Company’s hotel buildings and related improvements, and associated furniture, fixtures and equipment, for the respective periods owned.

For the three month period ended March 31, 2007, the Company recognized interest income of $425 thousand. Interest income represents earnings on excess cash invested in short term money market instruments. Interest expense during the three month period ended March 31, 2007 totaled $861 thousand, and primarily represents interest expense incurred on mortgage loans assumed on five hotel properties as of March 31, 2007.

Liquidity and Capital Resources

The Company is raising capital through a “best-efforts” offering of Units by David Lerner Associates, Inc. (the “Managing Dealer”), which receives selling commissions and a marketing expense allowance based on proceeds of the shares sold. Each Unit consists of one common share and one Series A preferred share. The Series A preferred shares will have no voting rights, no conversion rights and no distribution rights. The only right associated with the Series A preferred shares will be a priority distribution upon the sale of the Company’s assets. The priority would be equal to $11.00 per Series A preferred share, and no more, before any distributions are made to the holders of any other shares. The Series A preferred shares will not be separately tradable from the common shares to which they relate.

From the Company’s initial capitalization on May 26, 2005 through March 31, 2007, the Company incurred costs of approximately $54.0 million related to its offering. These costs are reflected as a reduction to shareholders’

equity. As of March 31, 2007, the Company has closed on a total of 48.0 million Units, representing gross proceeds and proceeds net of offering costs of approximately $525.2 million and $471.2 million, respectively.

To maintain its REIT status the Company is required to distribute at least 90% of its ordinary income. Distributions during the first three months of 2007 totaled $8.8 million and were paid monthly at a rate of $0.073334 per common share, and included a return of capital. For the same period the Company’s cash generated from operations was approximately $4.4 million. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, the Company has had significant amounts of cash earning interest at short term money market rates. As a result, the difference between distributions paid and cash generated from operations has been funded from proceeds from our offering of Units, and this portion of distributions is expected to be treated as a return of capital for federal income tax purposes. The Company intends to continue paying dividends on a monthly basis, at an annualized dividend rate of $0.88 per common share. Since a portion of distributions has to date been funded with proceeds from the offering of Units, the Company’s ability to maintain its current intended rate of distribution will be based on its ability to fully invest its offering proceeds and thereby increase its cash generated from operations. Since there can be no assurance of the Company’s ability to acquire properties that provide income at this level, or that the properties already acquired will provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate. Proceeds of the offering which are distributed are not available for investment in properties.

The Company has on-going capital commitments to fund its capital improvements. The Company is required, under all of the hotel management agreements, to make available for the repair, replacement or refurbishing of furniture, fixtures, and equipment, an amount between 2% to 5% of gross revenues of the applicable hotel, provided that such amount may be used for the Company’s capital expenditures with respect to the applicable hotel. The Company expects that this amount will be adequate to fund required repair, replacement, and refurbishments and to maintain the Company’s hotels in a competitive condition. As of March 31, 2007, the Company held $4.3 million in restricted cash accounts for capital improvement purposes.

The Company intends to acquire real estate properties with its available cash. Although the Company is currently performing due diligence on several possible acquisitions, the timing of finding suitable properties is dependant upon many external factors and there can be no assurances as to the length of time to utilize all proceeds of its “best-efforts” offering for investment in real estate. The Company’s proceeds raised and not invested in real estate are held as cash or cash equivalents.

As of March 31, 2007, the Company had entered into purchase contracts for 17 additional hotels. Nine of these hotels were under construction as of March 31, 2007, with completion expected within the next nine months. Although the Company believes there is a reasonable probability that it will acquire these hotels, there can be no assurance that all of the conditions to closing will be satisfied. Contract deposits for these hotels are included in other assets in the Company’s consolidated balance sheet as of March 31, 2007. The following table summarizes the location, brand, gross purchase price, refundable contract deposits, and number of rooms for each hotel. All dollar amounts are in thousands.

Location	Franchise/Brand	Gross Purchase Price	Deposits Paid	Number Of Rooms

Agoura Hills, CA	Homewood Suites	$25,250	$500	125
San Diego, CA	Hampton Inn	42,000	500	177
San Diego, CA	Residence Inn	32,500	500	121
Provo, UT	Residence Inn	11,250	500	114
Prattville, AL	Courtyard	9,304	250	84
Trussville, AL	Courtyard	9,510	250	84
Miami, FL	Courtyard	15,000	300	118
Vancouver, WA	SpringHill Suites	15,750	500	119
Macon, GA	Hilton Garden Inn	10,660	200	101
Tucson, AZ	Residence Inn	16,640	832	124
El Paso, TX	Homewood Suites	15,390	770	114
San Antonio, TX	TownePlace Suites	11,925	596	106
San Antonio, TX	TownePlace Suites	13,838	692	123
Columbus, GA	Fairfield Inn	7,333	100	79
Dothan, AL	Fairfield Inn	4,584	100	63
Lakeland, FL	Courtyard	9,805	100	78
Tallahassee, FL	Fairfield Inn	6,647	100	79

	Total	$257,386	$6,790	1,809

Related Party Transactions

The Company has, and is expected to continue to engage in, significant transactions with related parties. These transactions cannot be construed to be at arms length, and the results of the Company’s operations may be different than if conducted with non-related parties.

The Company has entered into a Property Acquisition and Disposition Agreement with ASRG, to acquire and dispose of real estate assets for the Company. A fee of 2% of the gross purchase price or gross sale price, in addition to certain reimbursable expenses, is payable for these services. Through March 31, 2007, the Company has paid ASRG $8.8 million. Fees paid to ASRG for property acquisitions are capitalized as part of the purchase price of the properties. Additionally, the Company has entered into an advisory agreement with Apple Seven Advisors, Inc. (“ASA”), to provide management of the Company and its assets. An annual fee ranging from .1% to .25% of total gross equity proceeds received by the Company, in addition to certain reimbursable expenses, is payable for these services. ASA utilizes Apple Hospitality Two, Inc. (“AHT”) to provide these services. Advisory fees and other reimbursable expenses incurred by the Company under the ASA advisory agreement during the three months ended March 31, 2007 were $377 thousand, and are included in general and administrative expenses in the Company’s consolidated statement of operations. ASRG and ASA are owned by Glade M. Knight, Chairman, Chief Executive Officer and President of the Company. Mr. Knight also serves as the Chairman and Chief Executive Officer of AHT and of other real estate investment trusts. Members of the Company’s Board of Director’s are also on the Board of Directors of AHT and/or Apple Hospitality Five, Inc.

Series B Convertible Preferred Stock

The Company has authorized 240,000 shares of Series B convertible preferred stock. The Company has issued 240,000 Series B convertible preferred shares to Glade M. Knight, Chairman, Chief Executive Officer and President of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $24,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into Common Shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1) substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2) the termination or expiration without renewal of the advisory agreement, or if the Company ceases to use ASRG to provide property acquisition and disposition services; or

(3) the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the $1 billion offering made by this prospectus according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$500 million	12.11423
$550 million	13.31991
$600 million	14.52559
$650 million	15.73128
$700 million	16.93696
$750 million	18.14264
$800 million	19.34832
$850 million	20.55400
$900 million	21.75968
$950 million	22.96537
$1 billion	24.17104

In the event that after raising gross proceeds of $1 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/50 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest 50 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests.

Compensation expense related to issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares occurs. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares. Although the fair market value cannot be determined at this time, compensation expense if the maximum offering is achieved could range from $0 to in excess of $63 million (assumes $11 per unit fair market value).

Subsequent Events

On April 4, 2007, the Company entered into a purchase contract for the potential purchase of a Homewood Suites hotel in Memphis, Tennessee. The gross purchase price for the 140 room hotel is $11.1 million, and a refundable deposit of $100 thousand was paid by the Company in connection with the contract.

On April 16, 2007, the Company paid $.073334 per outstanding common share, totaling $3.5 million, in a dividend distribution to its common shareholders.

During April 2007, the Company closed on the issuance of 4.1 million Units, representing gross proceeds to the Company of $45.6 million and proceeds net of selling and marketing costs of $41.1 million. In addition, during April the Company redeemed 21,689 Units for $215 thousand, under the guidelines established by the Company’s Unit Redemption Program.

On April 24, 2007, the Company completed the purchase of a Courtyard hotel in Prattville, Alabama. The gross purchase price was $9.3 million for this newly opened hotel with 84 rooms.

On April 24, 2007, the Company completed the purchase of a Courtyard hotel in Lakeland, Florida. The gross purchase price was $9.8 million for this 78 room hotel. In connection with the purchase, the Company assumed an existing mortgage loan of $4.2 million. The mortgage loan has a maturity date of January 2013, and an interest rate of 6.8%.

On April 24, 2007, the Company completed the purchase of a Fairfield Inn hotel in Tallahassee, Florida. The gross purchase price was $6.6 million for this 79 room hotel. In connection with the purchase, the Company assumed an existing mortgage loan of $3.5 million. The mortgage loan has a maturity date of January 2013, and an interest rate of 6.8%.

On April 24, 2007, the Company completed the purchase of a Fairfield Inn hotel in Columbus, Georgia. The gross purchase price was $7.3 million for this 79 room hotel.

Impact of Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, limit the operators’ ability to raise room rates. Currently the Company is not experiencing any material impact from inflation.

Business Interruption

Being in the real estate industry, the Company is exposed to natural disasters on both a local and national scale. Although management believes there is adequate insurance to cover this exposure, there can be no assurance that such events will not have a material adverse effect on the Company’s financial position or results of operations.

Seasonality

The hotel industry historically has been seasonal in nature. Seasonal variations in occupancy at its hotels may cause quarterly fluctuations in its revenues. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenue, the Company expects to utilize cash on hand to make distributions.

Recently Adopted Accounting Pronouncements

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. This interpretation requires that income tax positions recognized in an entity’s tax returns have a more-likely-than-not chance of being sustained prior to recording the related tax benefit in the financial statements. Tax benefits would be derecognized if information became available which indicated that it was more-likely-than-not that the position would not be sustained. The adoption of this interpretation did not have a material impact on the Company’s results of operations or financial position.

INDEX TO FINANCIAL STATEMENT S

Financial Statements of Company

Apple REIT Seven, Inc.

(Unaudited)

Apple REIT Seven, Inc.

Consolidated Balance Sheets

(Unaudited)

(In thousands, except share data)

	March 31, 2007	December 31, 2006
ASSETS
Investment in real estate, net of accumulated depreciation of $5,831 and $3,073, respectively	$449,975	$347,092
Cash and cash equivalents	48,558	44,604
Restricted cash-furniture, fixtures and other escrows	4,517	2,809
Due from third party managers	5,707	2,434
Other assets, net	10,782	12,947

TOTAL ASSETS	$519,539	$409,886

LIABILITIES
Notes payable	$57,086	$49,292
Accounts payable and accrued expenses	4,386	6,472

TOTAL LIABILITIES	61,472	55,764

SHAREHOLDERS’ EQUITY
Preferred stock, authorized 15,000,000 shares; none issued and outstanding	—	—
Series A preferred shares, no par value, authorized 200,000,000 shares; issued and outstanding 47,965,726 and 37,045,297 shares, respectively	—	—
Series B convertible preferred stock, no par value, authorized 240,000 shares; issued and outstanding 240,000 shares	24	24
Common stock, no par value, authorized 200,000,000 shares; issued and outstanding 47,965,726 and 37,045,297 shares, respectively	471,188	363,239
Distributions greater than net income	(13,145)	(9,141)

TOTAL SHAREHOLDERS’ EQUITY	458,067	354,122

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$519,539	$409,886

Note: The Company was initially capitalized on May 26, 2005 and commenced operations on April 27, 2006.

See notes to consolidated financial statements.

Apple REIT Seven, Inc.

Consolidated Statements of Operations

(Unaudited)

(In thousands, except share data)

	Three months ended March 31, 2007	Three months ended March 31, 2006
Revenues:
Room revenue	$20,804	$—
Other revenue	1,651	—

Total revenue	22,455	—

Expenses:
Operating expense	5,344	—
Hotel administrative expense	1,602	—
Sales and marketing	1,790	—
Utilities	995	—
Repair and maintenance	916	—
Franchise fees	848	—
Management fees	720	—
Taxes, insurance and other	1,568	—
General and administrative	675	65
Depreciation expense	2,758	—

Total expenses	17,216	65

Operating income (loss)	5,239	(65)
Interest income	425	82
Interest expense	(861)	(6)

Net income	$4,803	$11

Basic and diluted earnings per common share	$0.12	$0.01

Weighted average shares outstanding; basic and diluted	40,848	955

Distributions declared and paid per common share	$0.22	$—

Note: The Company was initially capitalized on May 26, 2005 and commenced operations on April 27, 2006.

See notes to consolidated financial statements.

Apple REIT Seven, Inc.

Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Three months ended March 31, 2007	Three months ended March 31, 2006

Cash flow from operating activities:
Net income	$4,803	$11
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation of real estate owned	2,758	—
Amortization of deferred financing costs and fair value adjustments	182	—
Changes in operating assets and liabilities:
Increase in funds due from third party managers	(3,221)	—
Increase in other operating assets	(144)	(53)
Increase in accrued operating expenses and accounts payable	41	2

Net cash provided (used) by operating activities	4,419	(40)

Cash flow from investing activities:
Cash paid for the acquistion of hotel properties	(79,986)	—
Deposits and other disbursements for potential acquisition of hotel properties	(762)	—
Capital improvements	(297)	—

Net cash used in investing activities	(81,045)	—

Cash flow from financing activities:
Net proceeds related to issuance of common and preferred stock	107,938	57,440
Cash distributions paid to shareholders	(8,808)	—
Payment of financing costs related to loan assumptions	(365)	—
Payment of notes payable	(18,185)	(400)

Net cash provided by financing activities	80,580	57,040

Net increase in cash and cash equivalents	3,954	57,000

Cash and cash equivalents, beginning of period	44,604	50

Cash and cash equivalents, end of period	$48,558	$57,050

Non-cash transactions: notes payable assumed in acquisitions	$26,006	$—

Note: The Company was initially capitalized on May 26, 2005 and commenced operations on April 27, 2006.

See notes to consolidated financial statements.

Apple REIT Seven, Inc.

Notes to Consolidated Financial Statements

NOTE 1

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information required by accounting principles generally accepted in the United States. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited financial statements should be read in conjunction with the Company’s audited financial statements included in its 2006 Annual Report on Form 10-K. Operating results for the three month period ended March 31, 2007 are not necessarily indicative of the results that may be expected for the twelve month period ending December 31, 2007.

General Information and Summary of Significant Accounting Policies

Organization

Apple REIT Seven, Inc. together with its wholly owned subsidiaries (“Apple REIT Seven” or the “Company”) is a Virginia corporation that intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. The Company was formed to invest in hotels, residential apartment communities and other selected real estate. The Company’s initial investment in and purchase of commercial real estate property occurred on April 27, 2006. Apple REIT Seven’s initial capitalization occurred on May 26, 2005, when 10 Units (each Unit consisting of one common stock and one Series A preferred share) were purchased by Apple Seven Advisors, Inc. and 240,000 Series B convertible preferred shares were purchased by Mr. Glade M. Knight, Chairman, Chief Executive Officer and President of the Company. The Company’s fiscal year end is December 31. The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.

Earnings per Common Share

Basic earnings per common share is computed based upon the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the period. There were no potential common shares with a dilutive effect during the three months ended March 31, 2007 and 2006. Series B convertible preferred shares are not included in earnings per common share until such time the Series B convertible preferred shares are converted to common shares.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Offering Costs

The Company is raising capital through a “best-efforts” offering of Units by David Lerner Associates, Inc., (the “Managing Dealer”), which receives a selling commission and a marketing expense allowance based on proceeds of the Units sold. Additionally, the Company has incurred other offering costs including costs for legal, accounting and reporting services. These offering costs are recorded by the Company as a reduction of shareholders’ equity. As of March 31, 2007, the Company had sold 48.0 million Units for gross proceeds of $525.2 million and proceeds net of offering costs of $471.2 million.

Apple REIT Seven, Inc.

Notes to Consolidated Financial Statements—(continued)

Recently Adopted Accounting Pronouncements

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. This interpretation requires that income tax positions recognized in an entity’s tax returns have a more-likely-than-not chance of being sustained prior to recording the related tax benefit in the financial statements. Tax benefits would be derecognized if information became available which indicated that it was more-likely-than-not that the position would not be sustained. The adoption of this interpretation did not have a material impact on the Company’s results of operations or financial position.

NOTE 2

Investments in Real Estate

The Company has purchased six hotels in 2007. The following table sets forth the location, brand, manager, gross purchase price, number of hotel rooms and date of purchase by the Company for each hotel acquired. All dollar amounts are in thousands.

Location	Brand	Manager	Gross Purchase Price	Rooms	Date of Purchase
Tupelo, MS	Hampton Inn	LBA	$5,245	96	01/23/07
Miami, FL	Homewood Suites	Dimension	24,300	159	02/21/07
Highlands Ranch, CO	Residence Inn	Dimension	19,000	117	02/22/07
Cranford, NJ	Homewood Suites	Dimension	13,500	108	03/07/07
Mahwah, NJ	Homewood Suites	Dimension	19,500	110	03/07/07
Highlands Ranch, CO	Hilton Garden Inn	Dimension	20,500	128	03/09/07

			$102,045	718

The Company assumed approximately $25.5 million of mortgage indebtedness during the first quarter of 2007, associated with three of its hotel acquisitions. The following table summarizes the interest rate, maturity date and principal amount assumed associated with each mortgage. All dollar amounts are in thousands.

Location	Brand	Interest Rate	Maturity Date	Principal Assumed
Tupelo, MS	Hampton Inn	5.90%	3/1/2016	$4,110
Miami, FL	Homewood Suites	6.50%	7/1/2013	9,820
Highlands Ranch, CO	Residence Inn	5.94%	6/1/2016	11,550

				$25,480

The purchase price net of debt assumed was funded by the Company’s ongoing offering of Units. Additionally, the Company used proceeds from its ongoing offering of Units to pay 2% of the aggregate gross purchase price for the six hotels purchased in the first three months of 2007, totaling $2.0 million, as a brokerage commission to Apple Suites Realty Group, Inc. (“ASRG”). This entity is owned by Glade M. Knight, who is one of the Company’s directors and its Chief Executive Officer. These costs have been capitalized to investment in real estate properties.

Apple REIT Seven, Inc.

Notes to Consolidated Financial Statements—(continued)

Fair value adjustments were recorded upon the acquisition of two above market rate mortgage loans in the first quarter of 2007. The premium will be amortized into interest expense over the remaining term of the related indebtedness using a method approximating the effective interest rate method. The unamortized balance of the fair value adjustments for the two loans totaled approximately $520 thousand at March 31, 2007.

At March 31, 2007, the Company’s investment in real estate consisted of the following (in thousands):

Land	$45,515
Building and Improvements	395,013
Furniture, Fixtures and Equipment	15,278

455,806
Less Accumulated Depreciation	(5,831)

Investment in Real Estate, net	$449,975

As of March 31, 2007, the Company has entered into purchase contracts for 17 additional hotels. Nine of the hotels were under construction as of March 31, 2007, with completion expected within the next nine months. Although the Company believes there is a reasonable probability that it will acquire these hotels, there can be no assurance that all of the conditions to closing will be satisfied. Contract deposits for these hotels are included in other assets in the Company’s consolidated balance sheet as of March 31, 2007, and in deposits and other disbursements for potential acquisition of hotel properties in the consolidated statement of cash flows. The following table summarizes the location, brand, gross purchase price, refundable contract deposits, and number of rooms for each hotel. All dollar amounts are in thousands.

Location	Franchise/Brand	Gross Purchase Price	Deposits Paid	Number Of Rooms
Agoura Hills, CA	Homewood Suites	$25,250	$500	125
San Diego, CA	Hampton Inn	42,000	500	177
San Diego, CA	Residence Inn	32,500	500	121
Provo, UT	Residence Inn	11,250	500	114
Prattville, AL	Courtyard	9,304	250	84
Trussville, AL	Courtyard	9,510	250	84
Miami, FL	Courtyard	15,000	300	118
Vancouver, WA	SpringHill Suites	15,750	500	119
Macon, GA	Hilton Garden Inn	10,660	200	101
Tucson, AZ	Residence Inn	16,640	832	124
El Paso, TX	Homewood Suites	15,390	770	114
San Antonio, TX	TownePlace Suites	11,925	596	106
San Antonio, TX	TownePlace Suites	13,838	692	123
Columbus, GA	Fairfield Inn	7,333	100	79
Dothan, AL	Fairfield Inn	4,584	100	63
Lakeland, FL	Courtyard	9,805	100	78
Tallahassee, FL	Fairfield Inn	6,647	100	79

	Total	$257,386	$6,790	1,809

Apple REIT Seven, Inc.

Notes to Consolidated Financial Statements—(continued)

NOTE 3

Related Parties

The Company has, and is expected to continue to engage in, significant transactions with related parties. These transactions cannot be construed to be at arms length, and the results of the Company’s operations may be different than if conducted with non-related parties.

The Company has entered into a Property Acquisition and Disposition Agreement with ASRG, to acquire and dispose of real estate assets for the Company. A fee of 2% of the gross purchase price or gross sale price, in addition to certain reimbursable expenses, is payable for these services. Through March 31, 2007, the Company has paid ASRG $8.8 million. Fees paid to ASRG for property acquisitions are capitalized as part of the purchase price of the properties. Additionally, the Company has entered into an advisory agreement with Apple Seven Advisors, Inc. (“ASA”), to provide management of the Company and its assets. An annual fee ranging from .1% to .25% of total gross equity proceeds received by the Company, in addition to certain reimbursable expenses, is payable for these services. ASA utilizes Apple Hospitality Two, Inc. (“AHT”) to provide these services. Advisory fees and other reimbursable expenses incurred by the Company under the ASA advisory agreement during the three month period ended March 31, 2007 were $377 thousand, and are included in general and administrative expenses in the Company’s consolidated statement of operations. ASRG and ASA are owned by Glade M. Knight, Chairman, Chief Executive Officer and President of the Company. Mr. Knight also serves as the Chairman and Chief Executive Officer of AHT and of other real estate investment trusts. Members of the Company’s Board of Director’s are also on the Board of Directors of AHT and/or Apple Hospitality Five, Inc.

NOTE 4

Line of Credit

The Company entered into an unsecured line of credit facility for working capital and short-term acquisition funding in December 2006. The credit facility provides for a maximum aggregate commitment by the lender, a commercial bank, totaling $150 million, and has a scheduled maturity in December 2007. The applicable interest rate under the line of credit is equal to LIBOR (the London Interbank Offered Rate) plus 2.0%. In conjunction with the acquisition of two hotels in December 2006, the Company utilized the line of credit by borrowing $18.0 million to fund a portion of the aggregate purchase price. The principal amount borrowed under the line of credit was repaid in full in January 2007; there was no balance outstanding under the line of credit at March 31, 2007.

NOTE 5

Series B Convertible Preferred Stock

The Company has issued 240,000 Series B convertible preferred shares to Glade M. Knight, Chairman, Chief Executive Officer and President of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $24,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares.

Apple REIT Seven, Inc.

Notes to Consolidated Financial Statements—(continued)

However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into Common Shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1) substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2) the termination or expiration without renewal of the advisory agreement, or if the Company ceases to use ASRG to provide property acquisition and disposition services; or

(3) the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the $1 billion offering according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$500 million	12.11423
$550 million	13.31991
$600 million	14.52559
$650 million	15.73128
$700 million	16.93696
$750 million	18.14264
$800 million	19.34832
$850 million	20.55400
$900 million	21.75968
$950 million	22.96537
$1 billion	24.17104

In the event that after raising gross proceeds of $1 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/50 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest 50 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests.

Apple REIT Seven, Inc.

Notes to Consolidated Financial Statements—(continued)

Compensation expense related to issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares occurs. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amount paid for the Series B shares. Although the fair market value cannot be determined at this time, compensation expense if the maximum offering is achieved could range from $0 to in excess of $63 million (assumes $11 per unit fair market value).

NOTE 6

Pro Forma Information

The following unaudited pro forma information for the three months ended March 31, 2007, is presented as if the acquisitions of the six hotels acquired during the three months ended March 31, 2007 had occurred on the latter of January 1, 2007 or the opening date of the hotel. The pro forma information does not purport to represent what the Company’s results of operations would actually have been if such transactions, in fact, had occurred on these applicable dates, nor does it purport to represent the results of operations for future periods. The Hilton Garden Inn hotel in Highlands Ranch, Colorado, which was purchased on March 9, 2007, is a newly constructed hotel and opened in March 2007.

(in thousands, except per share data)	For the three months ended March 31, 2007
Hotel revenues	$25,499
Net income	$4,827
Net income per share - basic and diluted	$0.12

The pro forma information reflects adjustments for actual revenues and expenses of the hotels acquired as of March 31, 2007 for the respective period in operation during the three month period ended March 31, 2007 prior to acquisition by the Company. Net income has been adjusted as follows: (1) depreciation has been adjusted based on the Company’s basis in the hotels; (2) interest expense has been adjusted to reflect additional borrowings under its line of credit to fund acquisitions, as needed, in addition to eliminating prior owner’s debt not assumed by the Company, and (3) interest income has been reduced to reflect the use of cash balances to fund property purchases.

NOTE 7

Subsequent Events

On April 4, 2007, the Company entered into a purchase contract for the potential purchase of a Homewood Suites hotel in Memphis, Tennessee. The gross purchase price for the 140 room hotel is $11.1 million, and a refundable deposit of $100 thousand was paid by the Company in connection with the contract.

On April 16, 2007, the Company paid $.073334 per outstanding common share, totaling $3.5 million, in a dividend distribution to its common shareholders.

During April 2007, the Company closed on the issuance of 4.1 million Units, representing gross proceeds to the Company of $45.6 million and proceeds net of selling and marketing costs of $41.1 million. In addition, during April the Company redeemed 21,689 Units for $215 thousand, under the guidelines established by the Company’s Unit Redemption Program.

Apple REIT Seven, Inc.

Notes to Consolidated Financial Statements—(continued)

On April 24, 2007, the Company completed the purchase of a Courtyard hotel in Prattville, Alabama. The gross purchase price was $9.3 million for this newly opened hotel with 84 rooms.

On April 24, 2007, the Company completed the purchase of a Courtyard hotel in Lakeland, Florida. The gross purchase price was $9.8 million for this 78 room hotel. In connection with the purchase, the Company assumed an existing mortgage loan of $4.2 million. The mortgage loan has a maturity date of January 2013, and an interest rate of 6.8%.

On April 24, 2007, the Company completed the purchase of a Fairfield Inn hotel in Tallahassee, Florida. The gross purchase price was $6.6 million for this 79 room hotel. In connection with the purchase, the Company assumed an existing mortgage loan of $3.5 million. The mortgage loan has a maturity date of January 2013, and an interest rate of 6.8%.

On April 24, 2007, the Company completed the purchase of a Fairfield Inn hotel in Columbus, Georgia. The gross purchase price was $7.3 million for this 79 room hotel.